

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 22, 2009

By facsimile to (212) 351-4035 and U.S. Mail

Mr. Stephen E. Graham
Vice President—Chief Financial Officer, Treasurer, and Secretary
Associated Materials, LLC
3773 State Road
Cuyahoga Falls, OH 44223

Re: Associated Materials, LLC and Co-registrants
        Listed on Registration Statement's Facing Page
        Registration Statement on Form S-4
        Filed November 25, 2009
        File No. 333-163382

Dear Mr. Graham:

        We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   Absent an exception, Rule 3-10 of Regulation S-X requires the financial statements of the guarantors to be included in the registration statement. Please revise. If you are relying on an exception, please tell us the exception upon which you are relying.

2.   Submit a letter on the EDGAR System before the registration statement's effectiveness that:

   •   Confirms that the securities covered by the registration statement are being registered in reliance on the Exxon Capital line of interpretive letters.

   •   Includes the representations contained in the Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993) interpretive letters.

3.   Provide written confirmation that the exchange offer will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act. It appears from disclosure on the prospectus' outside front cover page and throughout the registration statement, including exhibits 99.1, 99.2, and 99.3, that the exchange offer could be open for less than the required 20 business days because the exchange offer expires at 5:00 p.m. instead of midnight on what may be the twentieth business day after it begins. See Q&A 8 in Release No. 34-16623.

4.   As applicable, revise the letter of transmittal to comply with the comments in this letter.

Prospectus' Outside Front Cover Page

5.   Except for footnotes, the typeface should be uniform throughout the document. Currently, the type on the prospectus' outside front cover page appears too small. Please revise.

6.   Consider removing or minimizing much of the information relating to broker-dealers because this information is not required to be included on the prospectus' outside front cover page and is not key to an investment decision.

7.   Identify the guarantees at the top of the prospectus' outside front cover page because you are offering them also as securities by way of this prospectus.

Table of Contents, page i

8.   Move all information except that required by Item 2 of Form S-4 after "Table of Contents" on pages i-iii so that it follows the summary and risk factors sections. See Items 502 and 503(c) of Regulation S-K.

9.   Include the statement required by Item 2(1) of Form S-4.

10.   We note the "not necessarily complete" and "qualified in all respects" language. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Further, ensure that statements in the prospectus about contracts or other documents filed as exhibits to the registration statement include all material provisions of the contracts or other documents.

Forward-Looking Statements, page iii

11.   Remove the word "will" from the list of terminology identifying forward looking statements in this section's first paragraph as it does not constitute forward-looking terminology but rather provides assurances of future performance.

12.   We note the statement "All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus." Please advise us of the basis for this statement in light of the safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Risk Factors, page 18

13.   We note the statements "The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our financial condition and business operations." Since Associated Materials is required to disclose all risk factors that it believes are material at this time, please delete the statements.

Management, page 77

14.   In the biographical paragraphs of Messrs. Stephen E. Graham and Lars C. Haegg, include their business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Annual Incentive Bonus, page 80

15.   Disclose the EBITDA threshold, target, and maximum hurdles established for determining the executives' 2008 annual incentive bonuses.

Summary Compensation Table, page 82

16.   Some footnote numbers next to column entries in the table appear unrelated to the text of those footnotes to the table. For example, refer to footnote (4) next to the bonus columns for Mr. Thomas N. Chieffe, footnote (6) next to the bonus column for Mr. Warren J. Arthur, footnote (7) next to the option awards column for Ms. Cynthia L. Sobe, Mr. Robert M. Franco, and Mr. John F. Haumesser, and footnote (8) next to the all other compensation column for Mr. Thomas N. Chieffe, Ms. Cynthia L. Sobe and Mr. John F. Haumesser. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 91

17.   For any beneficial owner that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. See Interpretation140.02 under the Regulation S-K section in our "Compliance & Disclosure Interpretations" which is available on the Commission's website at http://www.sec.gov.

Terms of the Exchange Offer, page 106

18.   We note Associated Materials' reservation of the right to extend the exchange offer. Disclose that the notice will disclose the number of securities tendered as of the notice's date as required by Rule 14e-1(d) under the Exchange Act.

19.   We note Associated Materials' reservation of the right to delay the old notes' acceptance. Clarify in what circumstances Associated Materials will delay acceptance. For example, if Associated Materials is referring to the right to delay acceptance only due to an extension of the exchange offer, so state. Confirm that any delay will be consistent with Rule 14e-1(c) under the Exchange Act.

20.   We note Associated Materials' reservation of the right to amend the exchange offer's terms. Revise here and elsewhere to indicate that if there is a material change in the exchange offer, including the waiver of a material condition, Associated Materials will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Certain Conditions to the Exchange Offer, page 106

21.   We note that Associated Materials may waive "at any time" and "from time to time" any particular condition. We believe that this statement may suggest conditions to the exchange offer may be waived after the exchange offer's expiration. Revise the disclosure to make clear that all conditions to the exchange offer other than those

dependent upon receipt of necessary governmental approval must be waived before the
exchange offer's expiration.

22.   Disclosure states that "Our failure at any time to exercise the foregoing rights will not be
deemed a waiver of any such right." Associated Materials may not waive implicitly an
offer condition by failing to assert it. If Associated Materials decides to waive a
condition, Associated Materials must announce expressly the decision in a manner
reasonably calculated to inform noteholders of the waiver. Please revise.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Outstanding
Notes, page 112

23.   We note Associated Materials' reservation of the right to waive any defects,
irregularities, or conditions of tender for particular outstanding notes. Revise here and
elsewhere to indicate that if Associated Materials waives any condition of the exchange
offer, Associated Materials will waive the condition for all outstanding notes.

No Personal Liability for Directors, Officers, Employees and Stockholders, page 156

24.   Revise the last sentence to state that the waiver "will not" rather than "may not" be
effective to waive liabilities under the federal securities laws of the United States because
any agreement to waive the requirements of the federal securities laws of the United
States is void under section 14 of the Securities Act.

Certain U.S. Federal Income Tax Considerations, page 181

25.   Revise the caption to remove the word "Certain" and the first sentence to remove the
word "certain" because they may suggest that you have not included disclosure of all
material United States federal income tax considerations.

26.   Delete the statement in the fifth paragraph that the discussion is included "for general
information only." This language may suggest that you do not have full responsibility
under the federal securities laws for this discussion.

Sale, Exchange, Retirement or Redemption of the New Notes, page 182; Backup Withholding and Information Reporting, page 182

27.   Revise to remove the words "generally" and "In general" because the words may imply that investors cannot rely on the disclosure. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for United States holders.

Legal Matters, page 188

28.   Disclose that counsel will opine on the enforceability of the obligations of Associated Materials and the guarantors under the notes.

Where You Can Find More Information, page 190

29.   Since the Commission no longer maintains public reference facilities outside of Washington, DC, remove the reference to our regional offices.

Revenue recognition, page F-7

30.   We note the disclosure that one customer accounted for 11% of total net sales in 2008. Item 101(c)(1)(vii) of Regulation S-K requires disclosure of the name of any customer and its relationship, if any, with the registrant or its subsidiaries in the business section if sales to the customer are made in an aggregate amount equal to 10% or more of the registrant's consolidated revenues and the loss of the customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. Please revise or advise.

Undertakings, page II-7

31.   Please provide the undertakings required by Item 512(a) of Regulation S-K.

Signatures, page S-1

32.   The registration statement must be signed also by the principal accounting officer or controller of the registrant and each co-registrant. Further, any person who occupies more than one of the specified offices, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-4, and revise.

Exhibit Index

33.   Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Exhibits

34.   Include for each co-registrant its articles of incorporation and bylaws as required by Item 601(b)(3) of Regulation S-K.

Exhibit 5.1

35.   We note the assumptions in the second sentence of paragraph A on page 2. In addition to judicial interpretations, please revise to include also the statutory provisions and all applicable provisions of the Delaware constitution.

36.   The assumptions in the fourth sentence of paragraph A on page 2 do not appear to be appropriate. Please advise or revise to remove these assumptions.

37.   We note the statement "We assume no obligation to revise or supplement our opinions…subsequent to the date hereof." Since the legal opinion must speak as of the date of the registration statement's effectiveness, please revise. Alternatively, file a new opinion immediately before the registration statement's effectiveness.

Exhibit 99.1

38.   We note the language "reviewed the prospectus" on page 1 and "has read…the terms of the exchange offer" on page 2. While we do not object if an offeror asks noteholders to confirm that they have received a copy of the prospectus, we believe that it is inappropriate to require an acknowledgement from noteholders that they have reviewed the prospectus and have read and agree to the exchange offer's terms because this may suggest that they have waived rights under the United State federal securities laws. Please remove the language.

39.   Revise the language "as soon as practicable" in the last paragraph on page 12 so that it reads "promptly. See Rule 14e-1(c) under the Exchange Act.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the registrant and co-registrants request acceleration of the effective date of the pending registration statement, they should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant and co-registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The registrant and co-registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Joerg H. Esdorn, Esq.
     Gibson, Dunn & Crutcher LLP
     200 Park Avenue
     New York, NY 10166